FORM 5

□ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

□ Form 3 Holdings Reported

□ Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

1. Name and Address of Reporting Person	2. Issuer Name **and** Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)		
Dewhurst, Moray P.	**FPL Group, Inc. (FPL)**		Director		10% Owner
		X	Officer (give title below)		Other (specify below)

(Last) (First) (Middle)	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year	(1)
FPL Group, Inc. **700 Universe Boulevard**		**December 31, 2002**	7. Individual or Joint/Group Reporting (Check Applicable Line)
(Street) **Juno Beach, FL 33408**		5. If Amendment, Date of Original (Month/Year)	X Form filed by One Reporting Person
(City) (State) (Zip)			Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code	4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
				Amount	A or D	Price			
Common Stock	- -	- -	- -	- -	- -	- -	216.5907	I	By Thrift Plan Trust
Common Stock	2/11/02	- -	A [2]	5,000	A	- -			
Common Stock	2/11/02	- -	A [3]	1,745	A	- -	24,742 [4]	D	

FORM 5 (continued)												

1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed of (D) — A	5. — D	6. Date Exercisable	6. Expiration Date	7. Title	7. Amount or Number of Shares	8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned at End of Year	10. Ownership of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
Phantom Shares	– –	– –	– –	– –	– –	– –	– –	– –	– –	– –	– –	70 [5]	D	
Employee Stock Option (Right to Buy)	– –	– –	– –	– –	– –	– –	– –	– –	– –	– –	– –	100,000 [6]	D	
Employee Stock Option (Right to Buy)	$52.64	2/11/02	– –	A	50,000		[7]	2/11/12	Common Stock	50,000		50,000	D	

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)

Explanation of Responses:

[1] Vice President, Finance and Chief Financial Officer of FPL Group, Inc.; Senior Vice President, Finance and Chief Financial Officer and Director of Florida Power & Light Company (subsidiary of Issuer).

[2] Restricted stock grant made pursuant to the Amended and Restated Long Term Incentive Plan of the Issuer, exempt under Rule 16b-3.

[3] Acquired in settlement of performance share awards (which were not derivative securities) under Amended and Restated Long Term Incentive Plan of Issuer, exempt under Rule 16b-3.

[4] Receipt of 1,745 shares deferred until Mr. Dewhurst's retirement.

[5] Phantom shares credited to a Supplemental Matching Contribution Account for the reporting person pursuant to the FPL Group, Inc. Supplemental Executive Retirement Plan. Phantom shares represent the number of phantom shares of FPL Group, Inc. Common Stock credited to the reporting person if the phantom shares had been invested in FPL Group's company stock fund in its Thrift Plan to date. Includes cash dividends that would be payable on the phantom shares if the reporting person was the record holder of the number of shares of FPL Group, Inc. Common Stock equal to the phantom shares. This filing is not an admission that the phantom shares are derivative securities.

[6] On September 17, 2001, the reporting person was granted an Option to purchase 100,000 shares of common stock with an exercise price of $55.35 per share. The Option (i) vests as to 25,000 shares (on a cumulative basis) on each anniversary of the date of grant beginning on the first anniversary of the date of grant and (ii) expires on September 17, 2011.

[7] The Option shall vest as to 16,667 shares (on a cumulative basis) on each anniversary of the date of grant beginning on the first anniversary of the date of grant.

DENNIS P. COYLE
Signature of Reporting Person

January 27, 2003
Date